UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549





                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                               YOUTICKET.COM, INC.
                          (Exact name of registrant as
                       specified in its corporate charter)



                                     1-28733
                               Commission File No.



            NEVADA                                      88-0430607
            ------                                      ----------
    (State of Incorporation)                           (IRS Employer
                                                    Identification No.)



                         4420 S. ARVILLE, SUITES 13 & 14
                             LAS VEGAS, NEVADA 89103
                    (Address of principal executive offices)



                                 (702) 876-8200
                           (Issuer's telephone number)

                               YOUTICKET.COM, INC.
                         4420 S. ARVILLE, SUITES 13 & 14
                             LAS VEGAS, NEVADA 89103
                                 (702) 876-8200


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

     This Information Statement is being mailed on or about December 28, 2000 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of youticket.com, inc., a Nevada corporation ("UTIX" or the "Company"), as of December 12, 2000. You are receiving this Information Statement in connection with the possible elections of persons designated by the current Board of Directors of the Company to a majority of the seats on the Board (the "Board").

     On October 30, 2000, the Company entered into agreements with several different individuals and entities which, when taken together, result in a restructuring of the Company's management, Board of Directors, and ownership.

     On October 30, 2000, the Company entered into an investment banking agreement with International Investment Banking, Inc. ("IIBI"). Under the terms of the agreement, IIBI will provide investment banking and financial services to the Company. The agreement is for a term of two (2) years, renewable for successive one year terms unless terminated. As part compensation for the services, the Company has issued to IIBI an aggregate of 4,000,000 shares of its Common Stock. In addition, the Company is obligated to pay to IIBI the sum of $10,000 per month throughout the term of the agreement. The first three payments are to be paid in cash on the sixtieth day after signing the agreement, and additional shares of Common Stock in an undetermined amount are to be placed in escrow and used to pay the monthly fee in the event the Company is delinquent.

     On October 30, 2000, the Company entered into a consulting agreement with Stockbroker Presentations, Inc. ("SPI"). SPI will provide services related to advising the Company with respect to market maker and broker relations and information services. The term of the agreement is 12 months, commencing on the payment of the fees specified in the agreement. The agreement calls for the issuance of 500,000 shares of Common Stock upon executing the contract, and for 200,000 shares of Common Stock to be issued monthly for the first six months of the agreement. In addition, the Company is obligated to issue to SPI an option, exercisable beginning June 1, 2001, to acquire 4,000,000 shares of Common Stock at $0.05 per share. The option is exercisable until June 1, 2002, and SPI has been granted piggyback registration rights.

     On October 30, 2000, the Company entered into a consulting agreement with Donald A. Mitchell for management services related to the operations of the Company. Under the terms of the agreement, Mr. Mitchell is to receive 2,000,000 shares of Common Stock. The agreement is for a term of one year, and may be terminated by either party, with or without cause, on thirty days written notice.

     On October 30, 2000, by action of the Board authorized by the Bylaws of the Company, the number of persons comprising the Board was increased from three persons to five persons. As a result of this action, and the resignation of LeAnna Sidhu, there then existed three vacancies on the Board. The Board has recommended and elected Messrs. Donald A. Mitchell, Jeffrey M. Harvey, and Byron Rambo to fill the three vacancies on the Board. These three individuals will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder. Messrs. Mitchell and Harvey are officers and are employed by IIBI. In addition, the Company appointed new officers, namely Jeffrey M. Harvey as President, and Maria
Burkholder  as  Secretary  and  Treasurer.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company
------------------------------------

     As of December 12, 2000, after taking into consideration the issuance of 4,000,000 shares of Common Stock issued to IIBI, 2,000,000 shares issued to Donald A. Mitchell, and 500,000 shares issued to SPI pursuant to the agreements described above, there were 23,747,272 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------

     The following table sets forth, as of December 12, 2000, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.



                                       Name and Address of                         Amount and Nature of      Percent
Title of Class                         Beneficial Owner                            Beneficial Ownership (1)  of Class
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       International Investment Banking, Inc. (2)
Common                                 2101 West State Road 434, Suite 221
Stock                                  Longwood, FL 32779                                        4,000,000       16.8%
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Donald A. Mitchell (2)
Common                                 2101 West State Road 434, Suite 221
Stock                                  Longwood, FL 32779                                        2,000,000        8.4%
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Roy Meadows (3)
Common                                 207 Jasmine Lane
Stock                                  Longwood, FL 32779                                        1,000,000        4.2%
-------------------------------------  ------------------------------------------  ------------------------  ---------



                                       Stockbroker Presentations, Inc. (3)
Common                                 207 Jasmine Lane
Stock                                  Longwood, FL 32779                                 1,100,000 (4) (5)       4.5%
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Elizabeth Barba Wells
Common                                 5304 Painted Lakes Way
Stock                                  Las Vegas, NV 89129                                       1,329,488        5.6%
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Wells Childrens Holding, LLC
Common                                 5304 Painted Lakes Way
Stock                                  Las Vegas, NV 89129                                       1,269,488        5.3%
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Virginia Thompson
                                       c/o youticket.com, inc.
Common                                 4420 S. Arville, Suites 13 & 14
Stock                                  Las Vegas, NV 89103                                           - 0 -      - 0 -
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Alexander Williams
                                       c/o youticket.com, inc.
Common                                 4420 S. Arville, Suites 13 & 14
Stock                                  Las Vegas, NV 89103                                           - 0 -      - 0 -
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Jeffrey M. Harvey
Common                                 2101 West State Road 434, Suite 221
Stock                                  Longwood, FL 32779                                         - 0 - (6)     - 0 -
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Byron Rambo
Common                                 2101 West State Road 434, Suite 221
Stock                                  Longwood, FL 32779                                            - 0 -      - 0 -
-------------------------------------  ------------------------------------------  ------------------------  ---------

                                       Maria Burkholder
                                       c/o youticket.com, inc.
Common                                 4420 S. Arville, Suites 13 & 14
Stock                                  Las Vegas, NV 89103                                           - 0 -      - 0 -
-------------------------------------  ------------------------------------------  ------------------------  ---------

  All Officers and Directors
  as a Group (6 Persons)                                                6,150,000                               25.7%
-------------------------------------  ------------------------------------------  ------------------------  ---------



(1)     Based  on  23,747,272  shares  outstanding.

(2) Mr. Mitchell is the President and controlling owner of International Investment Banking, Inc., and as such, is deemed to be the beneficial owner of the shares held in the name of Donald A. Mitchell and International Investment Banking, Inc.

(3) Mr. Meadows is the President and controlling owner of Stockbroker Presentations, Inc., and as such, is deemed to be the beneficial owner of the shares held in the name of Roy Meadows and Stockbroker Presentations, Inc.

(footnotes  continued  on  next  page)

(4) Includes 600,000 shares of Common Stock which have not yet been issued to Stockbroker Presentations, Inc., but which have or will be earned within sixty (60) days at the rate of 200,000 per month on the first of each month beginning December 2000. SPI's agreement with the Company provides for the issuance of up to 1,200,000 shares total at the same rate.

(5) Does not include options to acquire 4,000,000 shares of Common Stock at $0.05 per share exercisable beginning June 1, 2001.

(6) Mr. Harvey is an employee of International Investment Banking, Inc., and disclaims any ownership in the shares issued to IIBI and /or Donald A. Mitchell.

Changes  in  Control
--------------------

     On October 30, 2000, the Company entered into agreements with several different individuals and entities as described herein which, when taken together, result in a restructuring of the Company's management, Board of Directors, and ownership.

DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings
------------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.



[remainder  of  page  intentionally  left  blank]

Directors  and  Executive  Officers
-----------------------------------

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.



Name                      Age  Position(s)
------------------------  ---  ------------------------

Donald A. Mitchell (1)     67  Chairman of the Board
------------------------  ---  ------------------------

Jeffrey M. Harvey (1)(2)   29  President and Director
------------------------  ---  ------------------------

Byron Rambo (1)            43  Director
------------------------  ---  ------------------------

Virginia Thompson          34  Director (1999)
------------------------  ---  ------------------------

Alexander H. Williams      36  Director (1999)
------------------------  ---  ------------------------

Maria Burkholder (2)       33  Secretary and Treasurer
------------------------  ---  ------------------------



(1)     Incoming  Director
(2) Mr. Harvey was appointed as the Company's President on October 30, 2000. Ms. Burkholder was appointed as the Company's Secretary and Treasurer on October 30, 2000.

     DONALD A. MITCHELL will be Chairman of the Board effective ten days after this Information Statement is filed and delivered. Mr. Mitchell has served as the Chairman and President of International Investment Banking, Inc. since its inception in June 1999. Mr. Mitchell is also the Chairman of the Board and CEO of Grant Douglas Publishing, Inc., a Florida corporation engaged in the publication of various print media. For the past 25 years, Mr. Mitchell has been engaged as a private consultant to numerous companies in the areas of corporate finance and marketing. Mr. Mitchell attended Bridgewater College in Bridgewater, Virginia and advanced study programs at New York University and Columbia University.

     JEFFREY M. HARVEY was appointed as the Company's President on October 30, 2000, and will serve as a member of its Board of Directors effective ten days after this Information Statement is filed and delivered. Mr. Harvey is currently the Vice Chairman of International Investment Banking, Inc., where he has been engaged since August 2000. From May 1997 to August 2000, Mr. Harvey was an attorney with the firm of Stutzman & Bromberg in Dallas, Texas. Mr. Harvey is a graduate of the Wake Forest University School of Law (J.D. 1997) and Graduate School of Business Administration (M.B.A. 1997), and of Texas A&M University (B.S.E.E. 1993).

     BYRON RAMBO will serve as a member of the Company's Board of Directors effective ten days after this Information Statement is filed and delivered. Mr. Rambo is the founder and has served as the managing partner of Rambo and Company, a private accounting firm, for the past 15 years.

     VIRGINIA THOMPSON has been a director of the Company since May 1999. Ms. Thompson is with the Company on a part-time basis for about 10 hours per month and reviews the accounting records of the Company. Ms. Thompson also is the President of Tusk Studio, which she founded in 1990. In 1993, Ms. Thompson was one of two people who initially designed Las Vegas Magazine. In 1995, she and a partner became owners of Las Vegas Magazine, and she currently serves as Publisher and President of the magazine. Ms. Thompson has a Bachelor of Arts degree from Montana State University.

     ALEXANDER H. WILLIAMS has been a director of the Company since December 1999. Mr. Williams primarily is available for consultations on the operation of the business and his primary duties are as a director. There is no established time commitment. He is President of Hazard Media, Inc., which he founded in 1999. Mr. Williams advises Internet companies in marketing, communications and business development. From 1997 to 1999, Mr. Williams worked for Mentor Graphics, a technology company that develops systems and software solutions for the world's largest semiconductor and electronics companies. Mr. Williams was a strategic marketing manager for Mentor Graphics and worked more than a year as the company's corporate writer, working on an interim basis as the director of worldwide communications. From 1996 to 1997, Mr. Williams was the business anchor in Portland, Oregon for KPTV and The Business Journal. From 1996 to 1998, Mr. Williams was a journalist, covering news for The Augusta Chronicle, Times Herald-Record and HFN, a trade magazine for the home furnishings industry. He also freelanced for Jupiter Communications and served as the local reported for Apple Computer's digital newspaper, broadcast at Woodstock 1994. Mr. Williams has a Master of Journalism degree from Northwestern University's Medill School of Journalism, and a Bachelor of Arts degree in French Literature from the University of Denver.

     MARIA BURKHOLDER was appointed as the Company's Secretary and Treasurer on October 30, 2000. Ms. Burkholder has been employed by the Company as its Principle Accounting Officer, Vice President of Finance, and briefly as its Interim President for sixteen months. Ms. Burkholder was employed from September 1995 to July 1999 as a Senior Accountant at JCM in Las Vegas. Prior to JCM, she served in various bookkeeping and accounting positions at Advance Marketing Seminars (a subsidiary of Equinox), and R.A. Steiner & Co., CPA.

Certain  Relationships  and  Related  Transactions
--------------------------------------------------

     On October 30, 2000, the Company entered into agreements with several different individuals and entities which, when taken together, result in a restructuring of the Company's management, Board of Directors, and ownership.

     On October 30, 2000, the Company entered into an investment banking agreement with International Investment Banking, Inc. ("IIBI"). Under the terms of the agreement, IIBI will provide investment banking and financial services to the Company. The agreement is for a term of two (2) years, renewable for successive one year terms unless terminated. As part compensation for the services, the Company has issued to IIBI an aggregate of 4,000,000 shares of its Common Stock. In addition, the Company is obligated to pay to IIBI the sum of $10,000 per month throughout the term of the agreement. The first three payments are to be paid in cash on the sixtieth day after signing the agreement, and additional shares of Common Stock in an undetermined amount are to be placed in escrow and used to pay the monthly fee in the event the Company is delinquent.

     On October 30, 2000, the Company entered into a consulting agreement with Stockbroker Presentations, Inc. ("SPI"). SPI will provide services related to advising the Company with respect to market maker and broker relations and information services. The term of the agreement is 12 months, commencing on the payment of the fees specified in the agreement. The agreement calls for the issuance of 500,000 shares of Common Stock upon executing the contract, and for 200,000 shares of Common Stock to be issued monthly for the first six months of the agreement. In addition, the Company is obligated to issue to SPI an option, exercisable beginning June 1, 2001, to acquire 4,000,000 shares of Common Stock at $0.05 per share. The option is exercisable until June 1, 2002, and SPI has been granted piggyback registration rights.

     On October 30, 2000, the Company entered into a consulting agreement with Donald A. Mitchell for management services related to the operations of the Company. Under the terms of the agreement, Mr. Mitchell is to receive 2,000,000 shares of Common Stock. The agreement is for a term of one year, and may be terminated by either party, with or without cause, on thirty days written notice.

     On October 30, 2000, by action of the Board authorized by the Bylaws of the Company, the number of persons comprising the Board was increased from three persons to five persons. As a result of this action, and the resignation of LeAnna Sidhu, there then existed three vacancies on the Board. The Board has recommended and elected Messrs. Donald A. Mitchell, Jeffrey M. Harvey, and Byron Rambo to fill the three vacancies on the Board. These three individuals will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder. Messrs. Mitchell and Harvey are officers and are employed by IIBI. In addition, the Company appointed new officers, namely Jeffrey M. Harvey as President, and Maria
Burkholder  as  Secretary  and  Treasurer.

     On October 30, 2000, the Company obtained a commitment from Roy Meadows to borrow $125,000 which is evidenced by a convertible negotiable promissory note executed by the Company. The loans are scheduled to be made over time, the first loan to be in the amount of $25,000 upon the signing of the note and then $10,000 on the first day of each month commencing November 1, 2000 for the next ten months, ending on August 1, 2001. The note is payable on December 16, 2001 for the full amount of the commitment and bears interest at the rate of 10% per annum. The note is prepayable with a ten percent premium. The outstanding amounts due on the note are convertible at the option of the holder into shares of common stock at any time and from time to time by dividing the dollar amount by the greater of (i) 80% of the average closing bid price of the common stock for the five consecutive trading days ending two days prior to the date of conversion or (ii) $0.005. If the full amount of the commitment is borrowed under the note and the common stock is not trading, the Company could be asked by the holder to convert the note into in excess of 25,000,000 shares of common stock. The Company is obligated to reserve sufficient shares for the possible conversion of the note which may prevent the Company from obtaining financing by the sale of common stock or securities convertible into common stock from any other sources.

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934
------------------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, the only delinquencies arise from the recent stock acquisitions by Donald A. Mitchell, International Investment Banking, Inc., Roy Meadows, and Stockbroker Presentations, Inc., each of which was delinquent in its initial filings. All of the identified parties have, or have confirmed with the Company that they will, been brought current with respect to their obligations hereunder.

Board  Meetings  and  Committees
--------------------------------

     During the fiscal year ended December 31, 1999, the Board of Directors met on two occasions and took written action on eighteen occasions. All the members of the Board attended the meetings. The written actions were by unanimous consent.

     On October 30, 2000, the Board of Directors created an Audit Committee and appointed Jeffrey M. Harvey, Virginia Thompson, and Alexander Williams as its initial members. The Audit Committee reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent accountants, although they have not adopted a formal charter. The Audit Committee has not held any meetings or taken any action as of the date hereof.

     There  are  no  other  committees.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive  Officers  and  Directors
-----------------------------------

     We currently do not pay any cash salaries to Ms. Virginia Thompson or Mr. Alexander H. Williams for their services as officers or directors. We have, however, issued Ms. Thompson and Mr. Williams options as compensation for their services. Ms. Thompson has an option to acquire up to 150,000 shares of common stock of which 75,000 are vested and the balance vests in June 2001; the exercise price is $0.2815 per share and they are exercisable until June 2004. Mr. Williams has an option to acquire up to 100,000 shares of common stock of which 50,000 are vested and the balance vests in two equal instalments in January 2001 and July 2001; the exercise price is $0.2815 per shares and they are exercisable until July 5, 2006. These options were part of the Company's 1999 Performance Equity Plan which was not approved by the Shareholders prior to September 30, 2000, and as a result the options were automatically terminated.

     On October 30, 2000, the Company entered into a consulting agreement with Donald A. Mitchell for management services related to the operations of the Company. Under the terms of the agreement, Mr. Mitchell is to receive 2,000,000 shares of Common Stock. The agreement is for a term of one year, and may be terminated by either party, with or without cause, on thirty days written notice.

     We  currently do not pay any cash salaries or other compensation to Jeffrey
M.  Harvey,  Byron  Rambo,  or  Maria  Burkholder.

     A director who is an employee does not receive any cash compensation as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company.

     On September 30, 1999, the board of directors adopted the 1999 Performance Equity Plan covering 3,000,000 shares of common stock. This plan was subject to the approval of the stockholders prior to September 30, 2000, which was no obtained. As a result, the plan was automatically terminated.

Summary  Compensation  Table
----------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1998 and 1999. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.



                                                       SUMMARY COMPENSATION TABLE

                                 Annual  Compensation                                  Long  Term  Compensation
                     --------------------------------------------------    ------------------------------------------------
                                                                                    Awards                   Payouts
                                                                           ------------------------  ----------------------


                                                                          RESTRICTED     SECURITIES
                                                            OTHER ANNUAL  STOCK          UNDERLYING  LTIP      ALL OTHER
NAME AND                            SALARY        BONUS     COMPENSATION  AWARDS         OPTIONS     PAYOUTS   COMPENSATION
PRINCIPAL POSITION   YEAR            ($)           ($)          ($)        ($)           SARS(#)      ($)         ($)


LeAnna Sidhu (1)     1999          36,000         -0-        -0-          -0-            390,000     -0-       -0-
(Chairperson,
President)           1998            -0-          -0-        -0-          -0-             -0-        -0-       -0-


Virginia Thompson    1999            -0-          -0-        -0-          -0-           150,000      -0-       -0-
(2) (Director)
                     1998            -0-          -0-        -0-          -0-             -0-        -0-       -0-


Alexander H.         1999            -0-          -0-        -0-          -0-          100,000       -0-       -0-
Williams(2)
(Director)           1998            -0-          -0-        -0-          -0-             -0-        -0-       -0-


(1) Ms. Sidhu resigned as an officer, director, and employee of the Company effective May 2000.



                                            OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                      (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES    PERCENT OF TOTAL
                              UNDERLYING              OPTIONS/SAR'S GRANTED
                              OPTIONS/SAR'S GRANTED   TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                          (#)                     YEAR                     ($/SH)                        EXPIRATION DATE
----------------------------  ----------------------  -----------------------  ------------------------      ----------------

LeAnna Sidhu                             390,000 (1)                    43.9%  $                   0.25      7 years from vesting
----------------------------  ----------------------  -----------------------  ------------------------      ----------------

Virginia Thompson                        150,000 (1)                    12.2%  $                 0.2815      June 2004
----------------------------  ----------------------  -----------------------  ------------------------      ----------------

Alexander H. Williams                    100,000 (1)                    12.2%  $                 0.2815      June 2004
----------------------------  ----------------------  -----------------------  ------------------------      ----------------

(1) Because the Company' stock option plan was not approved by the shareholders before September 30, 2000 in accordance with its terms, the plan, and the options granted thereunder, were automatically terminated.



                                            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                       AND FY-END OPTION/SAR VALUES
                                            ---------------------------------------------------

                                                                         NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED IN-THE-
                                                                         SECURITIES UNDERLYING       MONEY OPTION/SARS
                             SHARES ACQUIRED ON                          OPTIONS/SARS AT FY0END (#)  AT FY-END ($)
NAME                         EXERCISE (#)          VALUE REALIZED ($)    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
--------------------------  ---------------------  ------------------    --------------------------  ----------------------------

LeAnna Sidhu                                  -0-                 -0-                          -0-                            -0-
--------------------------  ---------------------  ------------------    --------------------------  ----------------------------

Virginia Thompson                             -0-                 -0-                          -0-                            -0-
--------------------------  ---------------------  ------------------    --------------------------  ----------------------------

Alexander H. Williams                         -0-                 -0-                          -0-                            -0-
--------------------------  ---------------------  ------------------    --------------------------  ----------------------------



Compensation  of  Directors
---------------------------

     The Directors have not received any compensation for serving in such capacity, and the Company does not currently contemplate compensating its Directors in the future for serving in such capacity.


                                        By  order  of  the  Board  of  Directors

                                        /s/  Jeffrey M. Harvey
                                        _______________________________________
                                        Jeffrey  M.  Harvey
                                        President